EXHIBIT 99.1

Coastal.com Launches Partnership With Overstock

VANCOUVER, British Columbia, Dec. 11, 2013 (GLOBE NEWSWIRE) -- Coastal.com ("Coastal") (Nasdaq:COA) (TSX:COA), the leading online provider of eyewear, announced today that it has launched a partnership with Overstock to market Coastal.com's industry leading eyewear offering to Overstock's large and growing customer base.

Coastal.com has launched their eyeglasses product offering at Overstock.com and will fulfill orders directly to Overstock's customers from its U.S. based manufacturing and distribution facility.

"We are delighted to be partnering with Overstock," stated Roger Hardy, Coastal.com's Founder and CEO. "The partnership will provide Overstock customers access to Coastal.com's wide range of top quality products at great prices with incredible customer service."

"Adding prescription eyewear to the Overstock website, with great names at great prices, seemed a natural fit," states Overstock.com Chairman and CEO Patrick M. Byrne. "Unbeatable prices, fashionable styles, ease of ordering, stellar customer service, made the whole concept work for us and for our customers."

About Overstock.com

Overstock.com (Nasdaq:OSTK) is a discount online shopping retailer based in Salt Lake City, Utah that sells a broad range of products including furniture, rugs, bedding, electronics, clothing, jewelry and cars. Worldstock.com, a fair trade department dedicated to selling artisan-crafted products from around the world offers additional unique items. Main Street Revolution supports small businesses across the United States by providing them a national customer base. The Nielsen State of the Media: Consumer Usage Report placed Overstock.com among the top five most visited mass merchandiser websites in 2011. The NRF Foundation/American Express 2011 Customer Choice Awards ranked Overstock.com #4 in customer service among all U.S. retailers. Overstock.com sells internationally under the name O.co. Overstock Shopping (http://www.overstock.com and http://www.o.co) regularly posts information about the company and other related matters under Investor Relations on its website.

About Coastal.com

Coastal.com is the leading manufacturer and online retailer of eyewear products offered through a family of world class websites.  Established in 2000, the Coastal.com family of brands offers an extensive, in stock selection of prescription eyewear, contact lenses and sunglasses. Coastal.com's vision is to make the process simple, either on-line or at one of our retail showrooms, so our customers can see everything life has to offer.  For more information about Coastal.com (Nasdaq:COA), visit www.coastal.com.

Cautionary Note Regarding Forward-Looking Statements

This News Release may contain "forward-looking statements" as defined in the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation concerning the business, operations and financial performance and condition of Coastal. Statements that are not historical fact are forward-looking statements. The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "goal", "target", "should," "likely," "potential," "continue," "project," "forecast," "prospects," and similar expressions typically are used to identify forward-looking statements. Examples of such forward-looking statements include statements relating to: Coastal's perception of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which Coastal does business; its anticipated ability to procure products and supplies, or the terms under which it procures products and supplies; Coastal's anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; ability to increase its production; plans for capital expenditure plans; relationships with suppliers; anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and Coastal's perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about Coastal's business and the industry and markets in which it operates. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying Coastal's expectations regarding forward-looking statements or information contained herein include, among others: that Coastal will maintain its position in the markets it operates in and will expand into other markets in a favorable manner; that it will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support its business and new product lines, including its eyeglasses business; that Coastal will be able to generate and maintain sufficient cash flows to support its operations; that it will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions; that Coastal will be able to establish and/or maintain necessary relationships with suppliers; and that it will retain key personnel. The foregoing list of assumptions is not exhaustive. Readers are cautioned that forward-looking statements or information are only predictions, and that Coastal's actual future results or performance may be materially different due to a number of factors. These factors include, but are not limited to: changes in the market; potential downturns in economic conditions; consumer credit risk; Coastal's ability to implement its business strategies; competition; limited suppliers; inventory risk; disruption in its distribution facilities; mergers and acquisitions; foreign currency exchange rate fluctuations; regulatory requirements; demand for products Coastal sells; competition and dependence on the internet as well as those risks described in the securities filings of Coastal.

Although Coastal believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. Coastal's future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof. Coastal does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

CONTACT: For Further Information:

         Terry Vanderkruyk
         Vice President, Corporate Development
         Coastal.com
         604.676.4498
         terryv@coastal.com

         or

         Liolios  Group Inc.
         Scott Liolios or Cody Slach
         949.574.3860
         COA@liolios.com